UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  333-201391

NOTIFICATION OF LATE FILING

(Check One):  ☒  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☐ Form 10-Q  ☐ Form 10-D   ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended:  September 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TeleHealthCare, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1800 Camden Road, #107-196
Address of Principal Executive Office (Street and Number)

Charlotte, NC  28203
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended September 30, 2017 could not be completed and filed by the prescribed due date without undue hardship and expense to the Registrant.  The Registrant anticipates filing such report no later than fifteen days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Robert Finigan	949	423-6870
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

An explanation of the transaction underlying the anticipated change is below.  As the Registrant is still finalizing the accounting for such numbers as a result of the transaction, a reasonable estimate of the results cannot be made as of the date of this filing.

On September 11, 2017, the Registrant executed an Agreement and Plan of Merger (the “Merger Agreement”) with HeadTrainer, Inc., a North Carolina corporation (“HeadTrainer”) and HT Acquisition Corp., a Wyoming corporation and wholly-owned subsidiary of the Registrant (“Acquisition”) whereby Acquisition will be merged with and into HeadTrainer (the “Merger”) in consideration for Fifty-Two Million Five Hundred Thousand (52,500,000) newly-issued shares of Common Stock of the Company (the “Merger Shares”).  As a result of the Merger, HeadTrainer became a wholly-owned subsidiary of the Registrant, and following the consummation of the Merger and giving effect to the securities sold in the Offering and the retirement of approximately Forty-Seven Million (47,000,000) shares, the stockholders of HeadTrainer beneficially own approximately Fifty-Nine percent (59%) of the issued and outstanding Common Stock of the Registrant.

Contemporaneous with the Merger, the Registrant accepted subscriptions for the Company’s Series A Convertible Debentures (the “Debentures”) in the aggregate principal amount of Two Hundred Thousand Dollars ($200,000). Commencing on the six-month anniversary of the Effective Time, the Debentures shall be convertible into shares of Company Common Stock at the rate of $0.0205 per share of Common Stock converted.  Subject to adjustment to reflect any reclassifications, splits, recapitalizations, reorganizations, combinations, dividends, exchanges, or other like change to the Company Common Stock.  The Investors shall not be permitted to convert any shares of Debentures if, following such conversion, the Investor would hold 4.99% or more of the number of outstanding shares of Company Common Stock.  The Registrant also accepted subscriptions in a private placement offering (the “Offering”) of Nine Million Six Hundred Forty Thousand Fifty-Five (9,640,055) shares of its Common Stock at a purchase price of $0.0227 per share, for the aggregate offering amount of Two Hundred Twenty Thousand Thirty-Five Dollars ($220,035).

Further information regarding this item can be found in the Registrant’s Form 8-K as filed with the Securities & Exchange Commission on September 15, 2017.

Peak Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 2, 2018	By:	/s/ Robert Finigan, Jr.
Name:	Robert Finigan, Jr.
Title:	Chief Executive Officer